SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Senior appointments

Prudential plc ("Prudential") announces the appointment of Barry Stowe as Chairman and Chief Executive Officer of the North American Business Unit, succeeding Mike Wells, who today takes over as Group Chief Executive.

Mr Stowe, who was previously Chief Executive of Prudential Corporation Asia, remains on the Board of Prudential plc. Mr Stowe is succeeded as Prudential Corporation Asia Chief Executive by Tony Wilkey, who was previously Chief Executive, Insurance at Prudential Corporation Asia. Mr Wilkey joins the Prudential plc Board.

With the departure of Pierre-Olivier Bouée, John Foley, Group Investment Director, has agreed to take on the role of Interim Group Chief Risk Officer until a permanent successor is found. Mr Foley will remain on the Group Executive Committee and attend meetings of the Board.

All of these appointments are effective from today.

Mike Wells, Group Chief Executive of Prudential plc, said: "At Prudential, we are privileged to have a leadership team with both strength and depth. Today's appointments demonstrate this. Barry has played a huge role in the remarkable success of our Asian operations and I am sure that under his leadership, our North American businesses will continue to strengthen.

"Tony brings to his new role 28 years of experience in the life insurance industry and combines strategic flair with a relentless focus on delivery. I am confident that Tony and his team will continue to capture the extraordinary opportunity presented by the rise of the Asian middle classes and their growing needs for protection and long-term savings.

"I also want to express my thanks to John for agreeing to assume the responsibility of Interim Group Chief Risk Officer while we identify a permanent successor."

Paul Manduca, Chairman of Prudential plc, said: "The Board takes succession planning very seriously and today's appointments are clear evidence of this process working well. I would like to welcome Tony to the Board, congratulate Barry on his move from Asia to the US and thank John for agreeing to step up to the Group Chief Risk Officer role pending a permanent appointment."

Barry Stowe, Chairman and Chief Executive Officer of the North American Business Unit, said: "We are well positioned to take advantage of the transition into retirement of the wealthiest generation in history, the American 'baby boomers'. Our team in North America has a clear strategy and a solid track record of executing against that strategy. They have consistently delivered positive results for both consumers and shareholders. I am very much looking forward to working with them to build upon this extraordinary success."

Tony Wilkey, Chief Executive of Prudential Corporation Asia, said: "It is an honour for me to be appointed to head the leading life insurance franchise in the world's fastest-growing markets. There is no doubt in my mind that we have only just begun to scratch the surface of the opportunities ahead of us. Armed with the solid platform already built, there is no better time than now to capitalise on our leadership in Asia."

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Notes to Editors:

About Barry Stowe
Barry Lee Stowe is Chairman and Chief Executive Officer of the North American Business Unit, which comprises Jackson National Life Insurance Company; the asset management businesses Curian Capital, Jackson National Asset Management and PPM America; and National Planning Holdings, the affiliated network of independent broker-dealers. Prior to this role, Mr Stowe was the Chief Executive of Prudential Corporation Asia, a position he held since October 2006. Before joining Prudential, Mr Stowe was President, Accident & Health Worldwide for AIG Life Companies. He joined AIG in 1995 after having held senior positions at Pan-American Life and Willis in the United States. Mr Stowe is a member of the Board of Directors of the International Insurance Society. Age 57.

About Tony Wilkey
Until becoming Chief Executive of Prudential Corporation Asia, Tony Paul Wilkey was Chief Executive of Prudential Corporation Asia's network of life insurance operations in Asia across 12 markets. Under Mr Wilkey's leadership, Prudential's life insurance operations grew into significant market-leading positions. Mr Wilkey joined Prudential in 2006 after previously serving as Chief Operating Officer of American International Assurance (AIA), based in Hong Kong, overseeing AIA's life companies in South-east Asia. Age 55.

About John Foley
John William Foley joined Prudential as Deputy Group Treasurer in 2000, before being appointed Managing Director, Prudential Capital, and Group Treasurer in 2001. He was appointed Chief Executive, Prudential Capital, and to the Group Executive Committee in 2007. In 2010, Mr Foley was appointed Group Chief Risk Officer and joined the Prudential plc Board. In 2013 he was appointed to the new role of Group Investment Director, leaving the Board but remaining a member of the Group Executive Committee. As Group Investment Director, he is responsible for ensuring stronger Group oversight of financial investments. Prior to joining Prudential, he spent three years with National Australia Bank as General Manager, Global Capital Markets. John began his career at Hill Samuel & Co. Limited where, over a 20-year period, he worked in every division of the bank, culminating in senior roles in risk, capital markets and treasury of the combined TSB and Hill Samuel Bank. Age 58.

Employment details
Prudential is committed to full disclosure of the remuneration of its Executives.

Barry Stowe's basic salary will be US$1,100,000.  He will have a maximum bonus opportunity of 160% of base salary under the Annual Incentive Plan and will receive a portion of the Jackson Senior Management bonus pool with 40% of any bonus deferred into the Company's shares.  Long-term incentive awards will be 460% of base salary.  The Company will support Barry's relocation from Hong Kong to the US.

Barry has not been appointed for a fixed term but his service contract contains a notice provision under which either party may terminate upon 12 months' notice.

Tony Wilkey's basic salary will be HK$8,800,000.  He will have a maximum bonus opportunity of 180% of base salary under the Annual Incentive Plan with 40% of any bonus deferred into the Company's shares.  Long-term incentive awards will be 250% of base salary.

Tony has not been appointed for a fixed term but his service contract contains a notice provision under which either party may terminate upon 12 months' notice.

Regulatory disclosures
Save as disclosed above, there is no further information required to be disclosed pursuant to Listing Rule 9.6.13(1) - (6) of the Listing Rules of the Financial Conduct Authority and Rule 13.51(2) of the Rules Governing the Listing Securities on the Stock Exchange of Hong Kong Limited. Messrs Stowe and Wilkey have confirmed that there are no other matters that need to be brought to the attention of shareholders of Prudential.

Shareholding details
Barry Stowe has a total beneficial holding of 138,920 ADRs, (0.011% of the issued share capital) and Tony Wilkey has a total beneficial holding of 152,114 shares (0.006% of the issued share capital).

About Prudential plc
Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial services groups, serving around 24 million insurance customers, and has £496 billion of assets under management (as at 31 December 2014). Prudential plc is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 01 June 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary